                              GENERAL DEVICES, INC.
                         2591 DALLAS PARKWAY, SUITE 102
                                FRISCO, TX 75034

                 ----------------------------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
               THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
                             PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                                DECEMBER 29, 2005

                 -----------------------------------------------

     NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION
WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                  INTRODUCTION

This Information Statement is being mailed on or about January 1, 2006 to holders of record on December 29, 2005 (the "Record Date") of shares of common stock, par value $0.000l per share ("Common Stock"), of General Devices, Inc., a
Delaware corporation (the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing directors of new members of the Board of Directors of the Company (the "Board") followed by the resignation of the existing directors pursuant to the terms of the transactions ("Transactions") described below. The appointments will become effective upon the closing of the transactions described below, but not sooner than January 10, 2006, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the merger ("Merger") of the Company's wholly-owned subsidiary, GD MergerSub,
Inc., a Delaware corporation ("MergerSub"), with and into Aduromed Corporation, a Delaware corporation ("Aduromed"), resulting in the issuance by the Company of
19,001,152 additional shares of its Common Stock and 6,263,701 shares of its
Series A preferred stock, par value $0.0001 per share ("Series A Preferred"), and the issuance of approximately 15,780,159 shares of its Series B preferred stock, par value $0.0001 per share ("Series B Preferred"), which will represent
95% of all outstanding shares of Common Stock and 100% of all outstanding shares of the Company's Preferred Stock and result in a change of control of the
Company.

As of December 29, 2005, the Company had 1,259,600 shares of Common Stock issued and outstanding, which, after giving effect to a one-for-five reverse split on
December __ , 2005, which is the Company's only class of voting securities that would be entitled to vote for directors

at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of
Transactions that will be consummated at a closing (the "Closing") on or after
January 9, 2006 (the "Closing Date") that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing
Date of the Transactions. Additional information about the Company and the
Transactions will be contained in the Company's Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the "SEC") after the Closing
Date of the Transactions. The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549.
Copies of this material also may be obtained from the SEC at prescribed rates.
The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at
http://www.sec.gov.

                                THE TRANSACTIONS

On December 7, 2005, the Company, MergerSub and Aduromed executed an Agreement and Plan of Merger ("Merger Agreement") pursuant to which MergerSub will merge into Aduromed and the shareholders of Aduromed will be entitled to receive a total of 19,001,152 shares of the Company's Common Stock plus 6,263,701 shares of its Series A Preferred.

As a result of the Merger, Aduromed will become the wholly-owned subsidiary of the Company and the former holders of the common stock stock in Aduromed will own approximately 95% of the then outstanding Common Stock of the Company and
100% of the Series A Preferred of the Company.

In addition, immediately following the effective time of the Merger, and contingent upon the Merger taking place, the Company will issue approximately
15,780,159 of its Series B Preferred pursuant to a Securities Purchase Agreement dated as of December 20, 2005 by and between Aduromed and, certain institutional investors ("Institutional Investors"), for a total consideration of approximately $5,000,000. The Institutional Investors together presently own all
Aduromed's Series A preferred stock.

Upon the Merger, which will occur at least ten days after the mailing of this
Information Statement, the Company's existing directors, Pam J. Halter and Kevin
B. Halter, Jr., will appoint seven (7) new members to the Board of Directors of the Company and then will resign as directors, effective immediately. The new directors of the Company will be Damien R. Tanaka, presently President and CEO of Aduromed, Kevin Dunphy, presently Treasurer and CFO of Aduromed, Paul Farrell and Philip Anderson, representatives of Institutional Investors, and the following independent directors: Jay Bendis, Elan Gandsman and Ronald A.
LaMorte.

All current officers of the Company will resign upon the Merger, and the new
Board will appoint new officers of the Company.

Upon the Merger the directors and corporate officers of Aduromed, which will then be the Company's wholly-owned subsidiary, will be the same as those of the
Company.

In connection with the change of control, new management has signified its intention to cause Aduromed, as the Company's wholly-owned subsidiary, to continue the business of promoting solutions for managing medical waste, including designing, selling, installing and servicing on-site infectious medical waste treatment and disposal systems for hospitals and other medical facilities. The Company itself will act as a passive holding company.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the
Company.

Director                        Position and Office
                                Presently Held with
Name of Person           Age    the Company                        Since
--------------------     ----   ------------------------           -----
Kevin B. Halter, Jr.     45     Director and President              2005
Pam J. Halter            51     Director, Secretary and             2005
                                Chief Financial Officer

KEVIN B. HALTER, JR. Mr. Halter served since 1987 as Vice President and
Secretary of Halter Capital Corporation, a financial consulting firm. He has also been President of Securities Transfer Corporation since 1987, a stock transfer company registered with the Securities and Exchange Commission. Since
March 2005, he has served as President and a director of Strong Technical,Inc., a company seeking to acquire an operating business.

PAM J. HALTER. Ms. Halter has been President and a director since March 2000 of
Thoroughbreds, Inc., a company that operates in the thoroughbred racing industry, including the ownership of thoroughbred racehorses. From March 2000 until March 2003 she was also President and a director of Doblique, Inc., a company that owned thoroughbred racehorses until it acquired an English pharmaceutical company and transferred control to the owners of the acquired company. Since March 2005, she has also been a director and Secretary and Chief
Financial Officer of Strong Technical, Inc.

Kevin B. Halter, Jr. is the son of Kevin B. Halter, one of the principals of
Halter Capital Corporation. Pam J. Halter is the wife of Kevin B. Halter.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY AND ADUROMED.

After completion of the Transactions the following persons will be the directors and officers of both the Company and Aduromed:

                                            Position and Office        Director/
                                            to be Held with the        Officer
Name                       Age              Company                    Since
-----                      ----             --------------------       --------
Damien R. Tanaka           61               Director, President        2006
                                            and CEO
Kevin T. Dunphy            57               Director, Treasurer        2006
                                            and CFO
Paul Farrell               42               Director                   2006
Philip Anderson            38               Director                   2006
Jay S. Bendis              58               Director                   2006
Elan Gandsman              64               Director                   2006
Ronald A. LaMorte          67               Director                   2006

Upon the Merger the following persons will continue to be operating officers of
Aduromed but not of the Company:

Stephen P. Birch           33               Vice Pres. Bus. Dev.       2003
Timothy R. Hertweck        51               Vice Pres. Sales           2006
Robert C. Meyer            50               VP Operations/Marketing    2005

Each director of the Company and of Aduromed will serve until its next annual shareholders' meeting and until his successor is appointed. Subject to employment agreements that they may have, the officers serve at the discretion of the board of directors of the respective companies.

THE STOCKHOLDERS' AGREEMENTS

Under an agreement dated as of September 30, 2005 (the "Aduromed Stockholders'
Agreement"), by and among Aduromed, the Institutional Investors and a majority of the holders of common stock of Aduromed, including Mr. Tanaka, it was agreed that for so long as the Institutional Investors held ten percent (10%) or more of the common stock of Aduromed, on a fully diluted basis, the parties would cause two nominees selected by the Institutional Investors to be elected members of Aduromed's seven member board of directors, and at least one of their designees to be appointed to each committee of the board; and that, for so long as Mr. Tanaka remained the president and chief executive officer of Aduromed, the parties would cause five of his selected nominees to be elected to
Aduromed's board of directors. The selected nominees of the Institutional
Investors are Messrs. Anderson and Farrell, and Mr. Farrell is the Institutional
Investors' appointee to the board's various committees. The selected nominees of
Mr. Tanaka to Aduromed's board are himself and Messrs. Bendis, Dunphy, Gandsman and LaMorte. The Institutional Investors together currently own all of
Aduromed's Series A preferred stock which is convertible on a one-for-one basis into its common stock.

Similarly, by agreement dated as of December 20, 2005, Aduromed, the
Institutional Investors and a majority of the Aduromed shareholders entered into an agreement (the "Company's Stockholders Agreement") providing for the same constitution of the membership of the Company's Board of Directors and committees as was provided in the Aduromed Stockholders' Agreement for composition of the Aduromed board of directors and committees, and amending the
Aduromed Stockholders' Agreement to provide in that agreement that it would continue in effect for so long as the Institutional Investors together hold 10%
or more of the Common Stock of the Company (rather than 10% of the common stock of Aduromed), on a fully diluted basis.

BIOGRAPHICAL INFORMATION OF NEW OFFICERS AND DIRECTORS OF THE COMPANY AND
ADUROMED.

Listed below is biographical information for each of the foregoing designated new directors and officers of the Company and Aduromed following the Merger, including their principal occupations during the past five (5) years and other affiliations:

DAMIEN R. TANAKA, Designee - President, Chief Executive Officer and Director.

Mr. Tanaka has been the president, chief executive officer of Aduromed in
Bethel, Connecticut, since its organization in 2002, and had comparable executive responsibilities as a member and manager of Aduromed's predecessor, a
Connecticut limited liability company formed in 1997 and reorganized in 2002 under the Delaware General Corporation Law as the present Aduromed Corporation.
Aduromed and its predecessor have been engaged exclusively in the business of promoting solutions for managing medical waste, including designing, selling, installing and servicing on-site infectious medical waste treatment and disposal systems for hospitals and other medical facilities. Mr. Tanaka is party to a five year employment contract with Aduromed, dated as of September 30, 2005, pursuant to which he is appointed president and chief executive officer of
Aduromed. (See "ADUROMED EMPLOYMENT AGREEMENTS" below)

KEVIN T. DUNPHY, Designee - Chief Financial Officer, Treasurer and Director.

Mr. Dunphy joined Aduromed in 2005 as its Chief Financial Officer, and thereafter has been appointed that company's corporate Treasurer and a member of its board of directors. From 1999 through 2004 he held various accounting and finance positions, most recently from July , 2004 to December, 2004 as Director of Finance Technology Group, with FuelCell Energy, Inc. in Danbury, Connecticut, a company engaged in development and manufacture of high temperature fuel cell products. From 1999 to 2004 he was its Corporate Controller. During the period from January to May, 2005 he was an independent consultant. Mr. Dunphy is party to a five year employment agreement with Aduromed dated as of September 30,
2005, pursuant to which he is appointed the chief financial officer of Aduromed.
(See "ADUROMED EMPLOYMENT AGREEMENTS" below) He holds a BS degree in accounting from Mercy College and an MBA from Long Island University.

PAUL FARRELL, Designee - Director.

Paul Farrell is a Managing Director of Pequot Capital Management, Inc.
responsible for covering a diversified number of sectors for the small/mid cap strategy with a primary focus on the financial services, industrial and consumer industries. Mr. Farrell joined Pequot Capital Management in 2001. Previously,
Mr. Farrell was a Partner at WR Capital Partners, LLC. Prior to that, Mr.
Farrell held several positions at Goldman Sachs Asset Management, including,
Managing Director and Chief Investment Officer of the U.S. value investment team. Before Goldman, Mr. Farrell was a Managing Director and portfolio manager at Plaza Investments. Mr. Farrell is presently a director of Radiologix, Inc., a national radiology service company listed on the American Stock Exchange. Mr.
Farrell received a BA and MA in economics from Yale University.

PHILIP ANDERSON, Designee - Director.

Mr. Anderson has been portfolio manager since 1998 at Sherleigh Associates, Inc.
d/b/a SIAR Capital, a private investment company in New York City. Mr. Anderson holds a BS degree from Ithaca College and an MBA degree from Hofstra University.

JAY S. BENDIS, Designee - Director.

Mr. Bendis has during the past five years been president of Transfer Technology
Consultants in Akron, Ohio, specializing in transferring new product concepts from design to commercialization. In 2005 he became president and CEO of
Clinical Analysis Corp., which has developed a hand-held diagnostic system for patient point care testing. He is presently a partner in the Crystal Corridor
Group which works with Kent State University's Liquid Crystal Institute in facilitating liquid crystal technology. Since 2003 he has served as chairman of the board of Imaging Diagnostic Systems (IMDS), of Plantation Florida, a company that has developed an imaging device to aid in detection and management of breast cancer. He holds a BA degree in marketing from Kent State University. Mr.
Bendis owns 150,000 shares of the common stock Aduromed, which, upon the Merger, will be converted to 269,250 shares of the Common Stock of the Company.

ELAN J. GANDSMAN, Designee - Director.

Dr. Gandsman has since 1993 been Director of Environmental Health and Safety at
Yale University in New Haven, Connecticut. He holds a BS degree in physics and math from the University of Buenos Aires, and MSc and PhD degrees in physics from Tel Aviv University.

RONALD A. LAMORTE, Designee - Director.

Mr. LaMorte is a Certified Public Accountant. During the period from 1999 through 2003, and for several years prior thereto, he had been a Managing
Principal of Dworken, Hillman, LaMorte & Sterczala, a public accounting firm in
Shelton, Connecticut. He retired from the firm in December 2003 and since then he has acted in an advisory capacity. Mr. LaMorte holds a BS degree from the
University of Connecticut.

STEPHEN P. BIRCH, Aduromed - Vice President Business Development.

Mr. Birch is Vice President Business Development of Aduromed. From 2000 to
August, 2002 he had served as Manager, Quality Assurance, and Assistant Vice
President, Internet Technology at Martha Stewart Living Omnimedia, Inc. in New
York City. Thereafter, he was an independent consult to Aduromed until October
1, 2005 when he joined the company as an employee. Since then he has been engaged in Aduromed's business development. He executed a five (5) year employment contract with Aduromed, dated as of September 30, 2005, to act as
Aduromed's Vice President for business development. Mr. Birch owns 150,000 shares of Aduromed's common stock which, upon the Merger, will be converted into
269,250 shares of the Common Stock of the Company, plus presently exercisable options covering 425,000 shares of Aduromed common stock which, upon the Merger, will be converted to a presently exercisable option to purchase 762,875 shares of the Company's Common Stock. Mr. Birch holds a BS degree from Oklahoma State
University.

ROBERT C. MEYER, Aduromed - Vice President Operations and Marketing.

Mr. Meyer will join Aduromed as its Vice President Operations and Marketing effective January 1, 2006. With his background from 1996 to 1999 in developing market strategies for innovative consumer products as a vice president of the
Pepsi-Cola Company, in Purchase, New York, he then became associated, during the period 2000-2003, with the consulting firm Advanced Materials Partners, Inc. in
New Canaan, Connecticut, as vice president, assisting clients in development of innovative products. In 2004 he was Executive Vice President of CCM Marketing
Communications, Inc., a New York City advertising and promotion firm with clients in the consumer products area. He left CCM later in 2004 and throughout
2005 has been managing partner of Insight to Innovation, LLC, in Wilton
Connecticut, a consulting firm devoted to developing growth strategies and product innovations for its clients. It was in that capacity as a consultant in
2005 that he commenced his association with Aduromed. Mr. Meyer owns 100,000 shares of Aduromed's common stock which, upon the Merger, will be converted into
179,500 shares of the Company's Common Stock, plus warrants immediately exercisable to purchase an additional 200,000 shares, which upon the Merger will be converted into warrants immediately exercisable to purchase 359,000 shares of the Company's Common Stock. Mr. Meyer holds a BS degree in mechanical engineering from Trinity College, an MME in mechanical engineering from
Rensselaer Polytechnic Institute and an MBA from the Columbia Graduate School of
Business.

TIMOTHY R. HERTWECK, Aduromed - Vice President Sales

Mr. Hertweck will join Aduromed on January 1, 2006, as its Vice President Sales.
During the past five years he has been president of Portfolio Management
Associates, Inc., a consulting firm in Exeter, Connecticut founded by him dealing in merger, acquisition and turnaround situations for companies that had included Aduromed. Mr. Hertweck owns 350,000 shares of Aduromed's common stock which, upon the Merger, will be converted into 628,250 shares of the Company's
Common Stock. Mr. Hertweck holds a BA degree in political science from Wagner
College.

                              CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board of Directors performs these functions. The new management has indicated to the Company that, following completion of the
Transactions, it will cause the Company to establish the following Committees of its Directors:

                  Committee                          Members
                  ---------                          -------
                  Audit Committee                    Ronald A. LaMorte, CPA
                                                     Elan J. Gandsman
                                                     Paul Farrell

                  Compensation Committee             Ronald A. LaMorte, CPA
                                                     Jay S. Bendis
                                                     Paul Farrell

                  Nominating Committee               Jay S. Bendis
                                                     Elan J. Gandsman
                                                     Paul Farrell

Messrs. Bendis, Gandsman and LaMorte are "independent directors" as defined under NASD Marketplace Rule 4200(a)(15). Neither the Nominating Committee nor
the Auditing Committee will have a charter. Although not bound by the provisions of the Stockholders' Agreements (see "THE STOCKHOLDERS' AGREEMENTS" above) the
Nominating Committee will consider selections of nominees for membership to the
Company's Board of Directors designated by the Institutional Investors and by
Mr. Tanaka.

During the years ended 2004 and 2005 the Company held no board of directors meetings.

Security holders may direct communications to the Company's Board of Directors to the following address:

                  c/o Aduromed Corporation
                  153 Greenwood Avenue, Suite 11-13
                  Bethel, Connecticut 06801
                  Attn. Ms. Carey Nevin, Adm. Man.

                     DIRECTORS' AND EXECUTIVE COMPENSATION

The Company presently pays no compensation to the members of the its Board of
Directors, and has paid no compensation in any amount or of any kind to its executive officers or directors in the last three (3) full fiscal years. No stock options or other stock-based remunerations have been issued by the
Company.

ADUROMED DIRECTORS COMPENSATION.

Currently, Aduromed does not pay the members of its board of directors any compensation and has not paid them compensation of any amount or of any kind in the last three full fiscal years.

The designated new management of the Company intends to establish the following schedule of compensation payable to the members of its Board of Directors:

        Annual Retainer:   $8,000.00 based upon four regular meetings per annum
        Stock Options:     To be Determined
        Committees:        $500.00 per meeting
        Committee Chair:   $500.00 per meeting
        Chair:             $1,000.00 per chaired committee
        Special Meeting of Directors:    $1,000.00 for attendance in
                           person/$500.00 by telephone.
        Payments to be made on quarterly basis.
        Out-of-Pocket Expense: Customary reimbursement for expenses.

Combined meetings of the boards of directors of the Company and Aduromed will be considered a single meeting for purposes of the foregoing compensation schedule, and the same schedule will apply to any separate meetings of Aduromed's board of directors.

ADUROMED EXECUTIVE COMPENSATION.

In each of fiscal years ending December 31, 2003, 2004 and 2005, respectively, the following named executive officers of Aduromed received compensation indicated:

   Fiscal Year    Damien R. Tanaka   Stephen Birch   Kevin Dunphy
   -----------    ----------------   -------------   ------------
     2003         $120,192.25             ---            ---
     2004         $125,999.99             ---            ---
     2005         $151,442.31        $40,000.00      $77,000.00

All compensation was paid in cash as salary. No bonuses or other considerations, either cash or non-cash, were paid to these executives in those years. No perquisites or other personal benefits, securities or property were given to the named executive officers in any of those fiscal years that had aggregate value greater than $50,000 or 10% of the total compensation paid to the executive in that year.

As inducement for his becoming and employee of Aduromed, an individual option was granted to Mr. Dunphy on June 1, 2005, to purchase 721,047 shares of
Aduromed's common stock, exercisable at $0.156 per share commencing June 1,
2006. No SARs nor other options were granted by Aduromed in 2005.

Currently, the shares of Aduromed have no market price.

ADUROMED EMPLOYMENT AGREEMENTS.

Aduromed has the following-described employment agreements with its named executive officers, each dated as of September 30, 2005, and each for a five (5)
year term renewable from year to year thereafter. Each agreement provides perquisites covering supplemental family medical insurance, use of a motor vehicle and long term disability benefits.

The employment agreement with Mr. Tanaka provides that he will act as President and Chief Executive Officer of Aduromed at a minimum annual base salary of
$250,000.00, to be reviewed each year by the board of directors, plus a cash bonus based upon Aduromed's attainting financial objectives determined annually by the board, not to exceed 100% of his base salary.

The employment agreement with Mr. Dunphy provides that he will act as Chief
Financial Officer of Aduromed at a minimum annual base salary of $130,000.00, to be reviewed each year by the board of directors, plus a cash bonus based upon
Aduromed's attaining financial objectives determined annually by the board, not to exceed 100% of his base salary. The commencement date of his employment was
June 1, 2005.

The employment agreement with Mr. Birch provides that he will act as Vice
President Business Development of Aduromed at a minimum annual base salary of
$160,000,00, to be reviewed each year by the board of directors, plus a cash bonus based upon Aduromed's attaining financial objectives determined annually by the board, not to exceed 100% of his base salary. The commencement date of his employment was October 1, 2005.

Section 16(a) Beneficial Reporting Compliance.

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including
Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the calendar year ended December 31,
2004, all Section 16(a) filing requirements applicable to its insiders were complied with.

           SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT AND
                           RELATED STOCKHOLDER MATTERS

     The following table sets forth information as of December 29, 2005, both before and after giving effect to the Transactions, concerning the beneficial ownership of the Common Stock of the Company by each person who is known to the
Company to own beneficially more than five percent of the outstanding shares of
Common Stock

                                         Number of Shares      Percentage of         Number of Shares        Percentage of
                                         of Common Stock        Common Stock          of Common Stock        Common Stock
         Name and Address               Beneficially Owned      Outstanding          Beneficially Owned       Outstanding
       of Beneficial Owner             Before Transactions   Before Transactions     After Transactions   After Transactions (5)
----------------------------------    ---------------------  --------------------  ---------------------  ----------------------

Halter Capital Corporation (1)               998,762                79.3%                  739,162                  *
Kevin B. Halter
2591 Dallas Parkway, Suite 102
Frisco, TX  75034

Damien R. Tanaka                                --                    --                12,026,500 (2)            19.2%
153 Greenwood Avenue
Suite 11-13
Bethel, CT 06801

Pequot Capital Management,                      --                    --                14,171,063(3)(4)          22.7%
  Inc. (6)(7)(8)
500 Nyala Farm Road
Westport, CT 06880

Sherleigh Associates Inc. (7)(8)                --                    --                 7,872,808(3)(4)          12.6%
Defined Benefit Pension Plan
920 Fifth Avenue #3B
New York, NY 10021

Crown Capital Pty Limited                       --                    --                 5,590,000                 8.9%
45 View Street
Peppermint Grove
Western Australia 6011
Australia

                                       10

*    Represents less than one percent.

(1)  The shares are registered in the name of Halter Capital Corporation, which is wholly owned by Kevin B. Halter and Kevin B. Halter, Jr.

(2)  Includes 179,500 shares owned by members of Mr. Tanaka's family, as to which Mr. Tanaka disclaims any beneficial ownership; includes vested options and warrant to purchase 3,590,000 shares of Common Stock

(3)  Includes shares of Common Stock after conversion of all shares of Series A
     Preferred stock to a like number of shares of Common Stock.

(4)  Includes shares of Common Stock after conversion of all shares of Series B
     Preferred stock to a like number of shares of Common Stock.

(5)  Assumes that 62,535,871 shares of Common Stock outstanding at the effective time of the Merger.

(6)  Pequot Capital Management, Inc. is the Investment Manager for Pequot Scout
     Fund L.P., Pequot Mariner Master Fund, L.P., Pequot Navigator Offshore
     Fund, Inc., Premium Series PCC Limited--Cell 33 and Pequot Diversified
     Master Fund, Ltd. (collectively the "Funds") and holds all voting (except for those shares held by Premium Series PCC Limited--Cell 33) and dispositive power for all shares held of record by the Funds and may be deemed the beneficial owner of such shares. Pequot Capital Management, Inc.
     disclaims beneficial ownership of all shares held therein. The sole director and controlling stockholder of Pequot Capital Management, Inc. is
     Arthur J. Samberg.

(7)  In accordance with the Auduromed Stockholders' Agreement, Pequot Capital
     Management, Inc. and Sherleigh Associates Inc. Defined Benefit Plan have the right to two (2) nominees to be elected members of Aduromed's seven (7)
     member board of directors, and at least one (1) of their designees to be appointed to each committee of the board; and for so long as Mr. Tanaka remains the president and chief executive officer of Aduromed, the parties will cause five (5) of his nominees to be elected to Aduromed's board of directors.

(8)  Both the Funds and Sherleigh Associates Inc. hold warrants to purchase shares of Common Stock in amounts up to the number of shares Series A
     Preferred and Series B Preferred presently held at a current price of $0.68 per share, upon the occurrence of certain events. Such warrants expire on
     October 5, 2012.

                                       11

     The following table sets forth information as of December 29, 2005, both before and after giving effect to the Transactions, concerning the beneficial ownership of the Series A Preferred stock of the Company by each person who is known to the Company to own beneficially more than five percent of the outstanding shares of Series A Preferred stock.(3)

                                     Number of Shares         Percentage of           Number of Shares            Percentage of
                                  of Series A Preferred    Series A Preferred of     Series A Preferred     Series A Preferred Stock
     Name and Address               Stock Beneficially      Stock Outstanding        Stock Beneficially           Outstanding
   of Beneficial Owner          Owned Before Transactions  Before Transactions    Owned After Transactions     After Transactions
---------------------------     -------------------------  ---------------------  ------------------------  ------------------------

Pequot Capital Management,                     --                     --                    4,026,665                   64.3%
  Inc. (1)(2)
500 Nyala Farm Road
Westport, CT 06880

Sherleigh Associates Inc. (2)                  --                     --                    2,237,037                   35.7%
Defined Benefit Pension Plan
920 Fifth Avenue #3B
New York, NY 10021

(1)  Pequot Capital Management, Inc. is the Investment Manager for Pequot Scout
     Fund L.P., Pequot Mariner Master Fund, L.P., Pequot Navigator Offshore
     Fund, Inc., Premium Series PCC Limited--Cell 33 and Pequot Diversified
     Master Fund, Ltd. (collectively the "Funds") and holds all voting (except for those shares held by Premium Series PCC Limited--Cell 33) and dispositive power for all shares held of record by the Funds and may be deemed the beneficial owner of such shares. Pequot Capital Management, Inc.
     disclaims beneficial ownership of all shares held therein. The sole director and controlling stockholder of Pequot Capital Management, Inc. is
     Arthur J. Samberg.

(2)  In accordance with the Auduromed Stockholders' Agreement, Pequot Capital
     Management, Inc. and Sherleigh Associates Inc. Defined Benefit Plan have the right to two (2) nominees to be elected members of Aduromed's seven (7)
     member board of directors, and at least one (1) of their designees to be appointed to each committee of the board; and for so long as Mr. Tanaka remains the president and chief executive officer of Aduromed, the parties will cause five (5) of his nominees to be elected to Aduromed's board of directors.

(3)  Series A Preferred stock has (a) a right to one vote per share on all matters pari passu with the Common Stock, (b) a liquidation preference in the event of a liquidation or winding up of the Company, (c) a cumulative dividend that is adjusted based on a number of circumstances, and (d) the right to be converted into one share of Common Stock at the election of the holder.

                                       12

     The following table sets forth information as of December 29, 2005, both before and after giving effect to the Transactions, concerning the beneficial ownership of the Series B Preferred stock of the Company by each person who is known to the Company to own beneficially more than five percent of the outstanding shares of Series B Preferred stock.(3)

                                   Number of Shares           Percentage of          Number of Shares             Percentage of
                                 of Series B Preferred    Series B Preferred of     Series B Preferred      Series B Preferred Stock
     Name and Address             Stock Beneficially        Stock Outstanding       Stock Beneficially             Outstanding
   of Beneficial Owner         Owned Before Transactions   Before Transactions   Owned After Transactions       After Transactions
---------------------------    -------------------------  ---------------------  ------------------------   ------------------------

Pequot Capital Management,                   --                        --                 10,144,389                   64.3%
  Inc. (1)(2)
500 Nyala Farm Road
Westport, CT 06880

Sherleigh Associates Inc. (2)                --                        --                  5,635,771                   35.7%
Defined Benefit Pension Plan
920 Fifth Avenue #3B
New York, NY 10021

(1)  Pequot Capital Management, Inc. is the Investment Manager for Pequot Scout
     Fund L.P., Pequot Mariner Master Fund, L.P., Pequot Navigator Offshore
     Fund, Inc., Premium Series PCC Limited--Cell 33 and Pequot Diversified
     Master Fund, Ltd. (collectively the "Funds") and holds all voting (except for those shares held by Premium Series PCC Limited--Cell 33) and dispositive power for all shares held of record by the Funds and may be deemed the beneficial owner of such shares. Pequot Capital Management, Inc.
     disclaims beneficial ownership of all shares held therein. The sole director and controlling stockholder of Pequot Capital Management, Inc. is
     Arthur J. Samberg.

(2)  In accordance with the Auduromed Stockholders' Agreement, Pequot Capital
     Management, Inc. and Sherleigh Associates Inc. Defined Benefit Plan have the right to two (2) nominees to be elected members of Aduromed's seven (7)
     member board of directors, and at least one (1) of their designees to be appointed to each committee of the board; and for so long as Mr. Tanaka remains the president and chief executive officer of Aduromed, the parties will cause five (5) of his nominees to be elected to Aduromed's board of directors.

(3)  Series B Preferred stock has (a) a right to one vote per share on all matters pari passu with the Common Stock, (b) a liquidation preference in the event of a liquidation or winding up of the Company, (c) a cumulative dividend that is adjusted based on a number of circumstances, and (d) the right to be converted into one share of Common Stock at the election of the holder.

                                       13

     The following table sets forth information as of December 29, 2005, both before and after giving effect to the Transactions, concerning the beneficial ownership of the Common Stock of the Company by each director and executive officer of the Company and all directors and executive officers as a group.

                                        Number of Shares        Percentage of        Number of Shares        Percentage of
                                        of Common Stock         Common Stock         of Common Stock         Common Stock
         Name and Address              Beneficially Owned        Outstanding        Beneficially Owned        Outstanding
       of Beneficial Owner             Before Transactions   Before Transactions   After Transactions(10)  After Transactions
----------------------------------    ---------------------  -------------------   ----------------------  ------------------

John W. Galuchie, Jr.(1)                     100                    *                       100                    *
376 Main Street
Bedminster, NJ  07921

Sue Ann Merrill(1)                          4,000                   *                      4,000                   *
376 Main Street
Bedminster, NJ  07921

Halter Capital Corporation (2)             998,762                 79.3%                  739,162                  *
Kevin B. Halter, Jr.
2591 Dallas Parkway, Suite 102
Frisco, TX  75034

Kevin B. Halter, Jr. (3)                   998,762                 79.3%                  739,162                  *
2591 Dallas Parkway, Suite 102
Frisco, TX  75034

Pam I. Halter (4)                             --                     --                      --                   --
2591 Dallas Parkway, Suite 102
Fresno, TX  75034

Damien R. Tanaka (5)                          --                     --                12,026,500(9)             19.2%
153 Greenwood Avenue
Suite 11-13
Bethel, CT 06801

Kevin P. Dunphy (6)                           --                     --                      --                   --
153 Greenwood Avenue
Suite 11-13
Bethel, CT 06801

Jay S. Bendis (7)                             --                     --                    269,250                 *
71 Springcrest Drive
Akron, OH 44333

Paul D. Farrell (8)                           --                     --                      --                   --
Pequot Capital Management, Inc.
500 Nyala Farm Road
Westport, CT 06880

Ronald A. LaMorte (7)                         --                     --                      --                   --
336 Haystack Hill Road
Orange, CT 0647

Elan Gandsman (7)                             --                     --                      --                   --
135 College Street
New Haven, CT 06510

Philip Anderson (7)                           --                     --                      --                   --
920 Fifth Avenue #3B
New York, NY 10021

All directors and                        1,002,762                79.6%                   13,039,012             20.5%
   officers as a group
   (two persons before the
   Transactions; seven persons
   after the Transactions)

*    Represents less than one percent.

(1)  Resigned as a director and executive officer effective October 18, 2005 according to Form 8-K filed on October 20, 2005.

(2)  The shares are registered in the name of Halter Capital Corporation, which is wholly owned by Kevin B. Halter and Kevin B. Halter, Jr.

(3)  Will resign as a director and executive officer effective at the time of the Merger.

(4)  Mrs. Halter disclaims beneficial ownership of the shares to be acquired by
     Halter Capital Corporation. She will resign as a director and executive officer at the time of the Merger.

(5)  Nominated to become chief executive officer and a director of the Company at the time of the Merger.

(6)  Nominated to become chief financial officer, treasurer and a director of the Company at the time of the Merger.

(7)  Nominated to become a director of the Company at the time of the Merger.

(8)  Nominated to become a director of the Company at the time of the Merger.
     Mr. Farrell (Managing Director) is an employee of Pequot Capital
     Management, Inc., which holds voting (except for Premium Series PCC
     Limited--Cell 33) and dispositive power for all shares held of record by the Funds.

(9)  Includes 179,500 shares owned by members of Mr. Tanaka's family, as to which Mr. Tanaka disclaims any beneficial ownership; includes vested options and warrants to purchase 3,590,000 shares of Common Stock

(10) Assumes that 62,535,871 shares of Common Stock outstanding at the effective time of the Merger and the conversion of all shares of Series A and B
     Preferred stock and shares of Common Stock.

                                       14

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

A management fee of $48,000 was expensed in each of 2004 and 2005 for fees paid to Asset Value fund Limited Partnership ("AVF") for management services performed for the Company. Management services included, among other things, SEC filings, negotiations, evaluating merger and acquisition proposals, accounting and shareholder relations. Prior to the sale of its stock interest to Halter
Capital Corporation pursuant to agreement dated as of September 26, 2005, AVF had owned beneficially approximately 43.9% of the Company's outstanding shares of Common Stock.

On or about October 28, 2005, the Company issued 540,000 shares of its Common
Stock to Kevin Halter, Jr., its President and CEO, in consideration for his efforts in causing the Company to be reorganized and restructured by increasing its authorized shares of Common Stock, authorizing a "blank check" preferred stock and effecting a one-for-five "reverse split" of the shares of its issued and outstanding stock.

The foregoing information regarding Aduromed was furnished to the Company by management of Aduromed and has not been independently verified by the Company.
However, the Company has no reason to believe that any of such information is inaccurate.

                                    By Order of the board of Directors

                                    /s/ Kevin Halter, Jr.
                                    ---------------------------
                                    Kevin Halter, Jr., Chief Executive Officer

                                       15